EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Clarient, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-129827, 333-114214, and 333-67166) and Form S-8 (Nos. 333-59276, 333-63876, 333-65815, 333-120248, 333-113434, 333-128380, and 333-144783) of Clarient, Inc. and subsidiaries of our report dated March 19, 2009, with respect to the consolidated balance sheets of Clarient, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule, which report appears in the December 31, 2008 annual report on Form 10-K of the Company.

Our audit report dated March 19, 2009 contains an explanatory paragraph that states the Company has suffered recurring losses from operations and negative cash flows from operations and has working capital and net capital deficiencies. In addition, it is not probable that the Company can remain in compliance with the restrictive financial covenants in its bank credit facilities. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit report also refers to the Company’s change in its method of accounting for uncertainties in income taxes in 2007.

/s/ KPMG LLP

Irvine, California
June 17, 2009